SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated December 18, 2006

Commission File No. 1-14734

GROUPE DANONE

(Name of Registrant)

17 boulevard Haussmann, 75009 Paris, France

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosure: Groupe Danone is furnishing under cover of Form 6-K a press release dated December 18, 2006 announcing the establishment of a Social Responsibility Committe within its Board of Directors and a proposal to create a business development fund in support of social causes.

Paris, December 18, 2006

Groupe DANONE will be asking shareholders to create a business development fund in support of social causes and is to set up a specialized

Social Responsibility Committee within its Board of Directors.

It is now more than 30 years since DANONE first spelled out its dual commitment to business success and social responsibility, reflecting the belief that economic and social progress are inseparably linked.

This conviction has continued to structure the development and organization of the business, inspiring innovative and often pioneering projects in the fields of social responsibility and human relations.

Groupe DANONE now wishes to take another important step in this direction with an innovative social responsibility initiative on a worldwide scale. Today, hundreds of millions of people suffer from various forms of malnutrition, while the impact of rising populations and economic growth make us increasingly aware of the fragility of natural resources. In response to such challenges, DANONE intends to put its resources and capacity for innovation to work to favor the emergence of solutions that are viable over time in areas such as malnutrition and the preservation of natural resources where it can make a significant contribution.

Social Responsibility Committee for the DANONE Board of Directors

With a view to generating momentum for this strategy and ensuring the necessary support and governance quality, the Board of Directors has set up a Social Responsibility Committee, the third specialized structure alongside its Audit Committee and Appointments & Compensation Committee.

The mission of the new committee is to monitor group-wide deployment of best practices in the area of social responsibility, as well as to favor the adoption of innovative initiatives combining business logic with social commitment and to assess their implementation.

Proposed business development fund in support of social goals

In keeping with the same commitment to innovation, Groupe DANONE’s Board of Directors will be asking shareholders attending the next General Meeting to set up a fund to support businesses that aim to be profitable but make social and societal goals rather than earnings their first priority.

This fund will be named danone.communities. It will focus investments on business projects with a significant social impact and consistent with Groupe DANONE’s mission of bringing health through food to a majority of people. The projects will be in areas where DANONE can concretely add value by mobilizing its resources and the competencies of its staff and partners.

For further information :

Corporate Communication : 33 1 44 35 20 75 – Investors Communication : 33 1 44 35 20 76

Groupe DANONE : 17, Boulevard Haussmann 75009 Paris – Fax 33 1 44 35 24 80

The social impact of projects on local communities will be assessed on the basis of indicators that include their contributions to public health, the reduction of malnutrition, and the alleviation of poverty, with due regard for environmental and social impacts. The fund will be particularly attentive to the social efficiency of capital investments and the scope for international deployment of the projects concerned.

The fund’s first investment will be to support the development and deployment of the Grameen Danone project in Bangladesh. Looking ahead, the funds aims to be in a position to make a limited number of investments each year in highly innovative ventures in different parts of the world.

The funds set up and supported by Danone will be the first social business fund founded at the initiative of an industrial group. Interested Groupe DANONE shareholders will be able to reinvest all or part of their dividends in the fund in the form of “social dividends”. Group employees, in particular those in France, will be able to invest part of their profit-sharing entitlements in the fund, which will be included among the options offered for their investments. The fund will also be open to individual investors and institutions sharing an interest in this approach to development.

The fund’s Board of Directors will be presided by Franck Riboud, Chairman and CEO of Groupe DANONE, and Muhammad Yunus, founder of Grameen Bank, has agreed to be its Vice Chairman.

Full details of the project will be presented at the forthcoming General Meeting of Groupe DANONE shareholders, who will be asked to vote on its implementation.

Commenting on the proposed danone.communities fund, Franck Riboud, Chairman and CEO of Groupe DANONE, explained that “the new social challenges and other issues associated with globalization make it the responsibility of large businesses to take concrete initiatives in response. That is just what we are doing with this project, which is highly innovative and in full keeping with what we consider the genetic makeup of Danone. Our goal is to contribute, as far as we are able and as effectively as possible, to experimentation with new economic models that offer new hope and may become the models of the future. In this, we also want to rally others, both individuals and institutions, to form a community based on a shared vision.”

For further information :

Corporate Communication : 33 1 44 35 20 75 - Investors Communication : 33 1 44 35 20 76

Groupe DANONE : 17, Boulevard Haussmann 75009 Paris - Fax 33 1 44 35 24 80

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GROUPE DANONE

Date: December 18, 2006	By:	/s/ ANTOINE GISCARD D’ESTAING
	Name: Title:	Antoine Giscard d’Estaing Executive Vice - President and Chief Financial Officer